Exhibit 1

Oi S.A. – In Judicial Reorganization Federal Taxpayers’ (CNPJ/ME) No. 76.535.764/0001-43 Board of Trade (NIRE) No. 33.3.0029520-8 Publicly-Held Company

MATERIAL FACT

Oi S.A. – In Judicial Reorganization (“Oi” or the “Company”), in compliance with Article 157, Paragraph 4, of Law No. 6,404/76 and the provisions of CVM Instruction No. 358/02, hereby informs its shareholders and the market in general that its indirect subsidiary Africatel Holdings B.V. (“Africatel”) has just sold and transferred all shares issued by the Portuguese holding company PT Ventures SGPS S.A. (“PT Ventures”) to the Angolan company Sociedade Nacional de Combustíveis de Angola, Empresa Pública - Sonangol E.P. (“Sonangol”)

PT Ventures is a company organized under Portuguese law, holding shares in two Angolan companies, Unitel S.A. (25%) and Multitel - Serviços de Telecomunicações Lda. (40%), as well as rights to dividends declared by Unitel S.A., which are due and payable, and the rights arising from the final award rendered by the arbitral tribunal under the Rules of Arbitration of the International Chamber of Commerce (“ICC”) in the arbitration initiated by PT Ventures against the other shareholders of Unitel S.A., as described in the Material Fact disclosed by the Company on February 28, 2019.

The aggregate transaction amount is US$1 billion of which: (i) US$699.1 million was paid to Africatel by Sonangol on this date, (ii) US$60.9 million already paid to Africatel before shares transference completion; and (iii) US$240 million, to be unconditionally paid to Africatel by Sonangol by July 31, 2020, with a guaranteed minimum monthly inflow to Africatel of US$40 million beginning in February 2020. Sonangol’s obligation to make these payments is fully guaranteed by a letter of credit issued by a first-rate bank.

The transaction is provided for in the Judicial Reorganization Plan of Oi and its subsidiaries in judicial reorganization (“Recoverees”), as well as in the strategic plan disclosed by the Company on July 16, 2019, and has been duly approved by the Company's Board of Directors, by Africatel's competent corporate bodies and also by the judgment of the 7th Corporate Court of the State of Rio de Janeiro (the “Judicial Reorganization Court”).

Exhibit 1

The inflow of new funds and the reduction in expenses due to the disengagement from the ongoing litigation will increase the financial liquidity and the cash flow of the Recoverees. In addition, the transaction will contribute to the Recoverees’ initiative to focus their efforts on operations and business conducted in Brazil, the fulfillment of the Judicial Reorganization Plan and the effectiveness and efficiency of its uplifting process.

The Company will keep its shareholders and the market informed of the development of the subject matter of this Material Fact.

Rio de Janeiro, January 24, 2020.

Oi S.A. – In Judicial Reorganization

Camille Loyo Faria

Chief Financial and Investor Relations Officer